UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 23, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, NY 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated August 23, 2007 is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-141529) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

A copy of the attached interim financial statements for the period ended June 30, 2007 was posted to shareholders on August 23, 2007.

XTL Biopharmaceuticals Announces Financial Results
for the Six Months Ended June 30, 2007

Valley Cottage, New York, August 15, 2007 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL), a biopharmaceutical company engaged in the acquisition, development and commercialization of therapeutics for the treatment of unmet medical needs, particularly neuropathic pain and hepatitis C, today announced its financial results for the six months ended June 30, 2007.

At June 30, 2007, the Company had cash, cash equivalents and short-term bank deposits of $12.6 million, compared to $25.2 million at December 31, 2006. The decrease of $12.6 million during the first six months of 2007 was attributable primarily to the Company’s $7.5 million upfront payment made in connection with the in-licensing of Bicifadine in January 2007, operating expenditures associated with the planned Phase IIb clinical trial of Bicifadine, the development of the DOS hepatitis C pre-clinical program, and operating expenditures associated with the Company’s legacy hepatitis C clinical programs that were terminated this year.

The loss for the six months ended June 30, 2007 was $14.6 million, or $0.07 per ordinary share, compared to a loss of $7.3 million, or $0.04 per ordinary share, for the six months ended June 30, 2006, representing an increase in net loss of $7.3 million. The increased loss was primarily attributable to the $7.5 million upfront payment in connection with the in-licensing of Bicifadine and additional costs associated with the Bicifadine program, offset by lower costs associated with the Company’s legacy hepatitis C clinical programs. The increase in loss was also due to a $0.6 million charge that was recorded relating to stock appreciation rights granted as part of the Bicifadine transaction. For the six months ended June 30, 2007 and 2006, the Company’s loss of $14.6 million and $7.3 million, respectively, included $1.0 million and $1.2 million, respectively, of non-cash stock option compensation expense.

Ron Bentsur, Chief Executive Officer of XTL, commented, “From a financial standpoint our spend over the first 6 months, excluding the extraordinary payment associated with the in-licensing of Bicifadine, was slightly below plan. We have been planning our Phase IIb study for Bicifadine in diabetic neuropathic pain and are looking forward to starting that study shortly. As a member of the SNRI class, a proven class in neuropathic pain, and as a drug candidate that has demonstrated anti-pain activity in multiple clinical trials, we believe that Bicifadine represents a very compelling later-stage opportunity.” Mr. Bentsur added, “We are very excited about the pending commencement of the Phase IIb clinical study for Bicifadine as we strive to increase investor awareness to this undervalued opportunity.”

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the acquisition, development and commercialization of therapeutics for the treatment of neuropathic pain and hepatitis C. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of neuropathic pain. XTL is also developing several novel pre-clinical hepatitis C small molecule inhibitors.  XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225
+972-8-930-4444

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future financial performance, clinical and business prospects for our clinical compound for neuropathic pain, Bicifadine, and for our pre-clinical compounds for hepatitis C from our XTL-DOS program, growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially are the following: our ability to start a clinical trial with Bicifadine in 2007 and our ability to successfully complete cost-effective pre-clinical trials for our DOS program, both of which will directly impact our ability to continue to fund our operations; our ability to meet anticipated development timelines for all of our drug candidates due to recruitment, clinical trial results, manufacturing capabilities or other factors; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission and the London Stock Exchange, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2007. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

August 14, 2007

The Board of Directors of
XTL Biopharmaceuticals Ltd.

Re:	Review of unaudited interim consolidated financial statements for the six months ended June 30, 2007

At your request, we have reviewed the interim consolidated balance sheet of XTL Biopharmaceuticals Ltd. (hereafter - the Company) and its subsidiaries at June 30, 2007 and the interim consolidated statements of operations, changes in shareholders’ equity and cash flows for the six month period then ended. We have also reviewed the consolidated statements of operations and cash flows for the period from March 9, 1993 (incorporation date) to June 30, 2007 (the amounts included therein, which relate to the period through December 31, 2000, are based on the financial statements for 2000, which were audited by another accounting firm).

Our review was performed in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel. Inter-alia, these procedures included: reading the financial statements referred to above, reading the minutes of meetings of shareholders and of the board of directors and its committees and making inquiries of Company officers responsible for financial and accounting matters.

Since our review was limited in scope and did not constitute an audit in accordance with auditing standards generally accepted in Israel and in the United States, we do not express an opinion on the condensed consolidated interim financial statements.

In performing our review, nothing came to our attention that indicated that material adjustments should be made to the interim condensed consolidated financial statements referred to above in order for them to be considered as having been prepared in accordance with the accounting principles generally accepted in the United States.

The condensed interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the condensed interim consolidated financial statements, the Company incurred significant losses from operations and has an accumulated deficit at June 30, 2007 which raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Sincerely yours,

/s/ Kesselman & Kesselman
Kesselman & Kesselman
Certified Public Accountants (Israel)
A Member of PricewaterhouseCoopers International Limited
Tel-Aviv, Israel

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Balance Sheets as of June 30, 2007 and 2006 (unaudited), and December 31, 2006 (audited)
(in thousands of US dollars, except share amounts)

	June 30,		December 31,
	2007	2006	2006
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	2,451	32,172	4,400
Short-term bank deposits	10,185	--	20,845
Trading securities	--	--	102
Property and equipment (held for sale) -- net	35	43	18
Deferred tax asset	--	--	29
Other receivables and prepaid expenses	651	644	702
T o t a l current assets	13,322	32,859	26,096
EMPLOYEE SEVERANCE PAY FUNDS	42	173	98
RESTRICTED LONG-TERM DEPOSITS	53	119	172
PROPERTY AND EQUIPMENT -- net	128	620	490
INTANGIBLE ASSETS -- net	18	32	25
DEFERRED TAX ASSET	--	--	19
T o t a l assets	13,563	33,803	26,900
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accrued expenses	3,130	2,705	3,003
Deferred gain	399	399	399
Other current liabilities	565	--	--
T o t a l current liabilities	4,094	3,104	3,402

LIABILITY IN RESPECT OF EMPLOYEE SEVERANCE OBLIGATIONS	188	444	340
DEFERRED GAIN	198	598	398
COMMITMENTS AND CONTINGENCIES
Total liabilities	4,480	4,146	4,140
SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.02 par value (authorized 300,000,000 as of June 30, 2007, June 30, 2006 and December 31, 2006, issued and outstanding 220,154,349, 220,069,801 and 220,124,349 as of June 30, 2007, June 30, 2006 and December 31, 2006, respectively)	1,072	1,072	1,072
Additional paid in capital	137,583	135,667	136,611
Deficit accumulated during the development stage	(129,572)	(107,082)	(114,923)
T o t a l shareholders’ equity	9,083	29,657	22,760
T o t a l liabilities and shareholders’ equity	13,563	33,803	26,900

Date of approval of the interim financial statements: August 14, 2007.

/s/ Michael Weiss	/s/ Ron Bentsur
Michael Weiss	Ron Bentsur
Chairman of the	Chief Executive Officer
Board of Directors

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Interim Consolidated Statements of Operations
for the Six Months Ended June 30, 2007 and 2006 (unaudited)
(in thousands of US dollars, except share and per share amounts)

			Period from
	Six months ended		March 9, 1993*
	June 30,		to June 30,
	2007	2006	2007
REVENUES:
Reimbursed out-of-pocket expenses	--	--	6,012
License	227	227	1,320
	227	227	7,332
COST OF REVENUES:
Reimbursed out-of-pocket expenses	--	--	6,012
License (with respect to royalties)	27	27	167
	27	27	6,179

GROSS MARGIN	200	200	1,153
RESEARCH AND DEVELOPMENT COSTS
(includes non-cash stock option compensation of $66 and $107, for the six months ended June 30, 2007 and 2006, respectively)	12,118	5,008	105,237
L E S S - PARTICIPATIONS	56	--	11,006
	12,062	5,008	94,231
IN-PROCESS RESEARCH AND DEVELOPMENT COSTS	--	--	1,783
GENERAL AND ADMINISTRATIVE EXPENSES
(includes non-cash stock option compensation of $892 and $1,105, for the six months ended June 30, 2007 and 2006, respectively)	2,523	2,532	37,111
BUSINESS DEVELOPMENT COSTS (includes non-cash stock option compensation of $11 and $1, for the six months ended June 30, 2007 and 2006, respectively, and also includes stock appreciation rights compensation of $565 for the six months ended June 30, 2007)	828	168	5,982
OPERATING LOSS	15,213	7,508	137,954
FINANCIAL AND OTHER INCOME, net	351	323	8,635
LOSS BEFORE INCOME TAXES	14,862	7,185	129,319
INCOME TAXES	(213)	106	253
LOSS FOR THE PERIOD	14,649	7,291	129,572
BASIC AND DILUTED LOSS PER ORDINARY SHARE	$0.07	$0.04
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTING BASIC AND DILUTED LOSS PER ORDINARY SHARE	220,145,233	183,085,938

* Incorporation date see Note 1.

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Interim Consolidated Statements of Changes in Shareholders’ Equity
for the Six Months Ended June 30, 2007 (unaudited)
(in thousands of US dollars, except share amounts)

	Ordinary shares		Additional
	Number of		paid in
	shares	Amount	capital

BALANCE AT DECEMBER 31, 2006	220,124,349	1,072	136,611
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2007:
Comprehensive loss - loss for the period	--	--	--
Non-employee stock option compensation expenses	--	--	5
Employee stock option compensation expenses	--	--	964
Exercise of stock options	30,000	**	3
BALANCE AT JUNE 30, 2007	220,154,349	1,072	137,583

	Deficit
	accumulated
	during the
	development
	stage	Total

BALANCE AT DECEMBER 31, 2006	(114,923)	22,760
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2007:
Comprehensive loss - loss for the period	(14,649)	(14,649)
Non-employee stock option compensation expenses	--	5
Employee stock option compensation expenses	--	964
Exercise of stock options	--	3
BALANCE AT JUNE 30, 2007	(129,572)	9,083

** Represents an amount less than $1,000.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
for the Six Months Ended June 30, 2007 and 2006 (unaudited)
(in thousands of US dollars)

			Period from
	Six months		March 9, 1993*
	ended June 30,		to June 30,
	2007	2006	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	(14,649)	(7,291)	(129,572)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation and amortization	69	114	3,141
Linkage difference on restricted long-term deposits	(2)	(4)	(9)
Acquisition of in process research and development	--	--	1,783
Gain on disposal of property and equipment	(53)	(25)	(92)
Increase (decrease) in liability in respect of employee severance obligations	(49)	35	1,187
Impairment charges	95	--	475
Gain from sales of investment securities	--	--	(410)
Other income related to exchange of shares	--	--	(100)
Loss from trading securities	48	--	46
Stock option based compensation expenses	969	1,213	6,427
Stock appreciation rights compensation expenses	565	--	565
Gain on amounts funded in respect of employee severance pay funds	--	--	(92)
Deferred tax asset	48	--	--
Changes in operating assets and liabilities:
Decrease (increase) in other receivables and prepaid expenses	5	38	(604)
Increase in accounts payable and accrued expenses	132	449	3,049
Increase (decrease) in deferred gain	(200)	(200)	597
Net cash used in operating activities	(13,022)	(5,671)	(113,609)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in short-term deposits	10,660	--	(10,185)
Decrease (increase) in restricted deposits	121	(5)	(44)
Investment in investment securities	--	--	(3,363)
Proceeds from sales of investment securities	--	--	3,773
Proceeds from sales of trading securities	54	--	54
Employee severance pay funds	(6)	(12)	(915)
Purchase of property and equipment	(47)	(16)	(4,089)
Proceeds from disposals of property and equipment	288	33	540
Acquisition in respect of license and purchase of assets	--	--	(548)
Net cash provided by (used in) investing activities	11,070	--	(14,777)

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
for the Six Months Ended June 30, 2007 and 2006 (unaudited) (continued)
(in thousands of US dollars)

			Period from
	Six months		March 9, 1993*
	ended June 30,		to June 30,
	2007	2006	2007
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital - net of share issuance expenses	--	24,391	128,734
Exercise of share warrants and stock options	3	92	2,103
Proceeds from long-term debt	--	--	399
Proceeds from short-term debt	--	--	50
Repayment of long-term debt	--	--	(399)
Repayment of short-term debt	--	--	(50)
Net cash provided by financing activities	3	24,483	130,837
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,949)	18,812	2,451
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,400	13,360	--
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,451	32,172	2,451

Supplementary information on investing and financing
activities not involving cash flows -
Issuance of ordinary shares in respect of license, and purchase of assets	--	--	1,391
Conversion of convertible subordinated debenture into shares	--	--	1,700

Supplemental disclosures of cash flow information:
Income taxes paid	166	63	623
Interest paid	--	--	350

* Incorporation date see Note 1.

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements as of June 30, 2007 (unaudited)

Note 1 - General

BASIS OF PRESENTATION

XTL Biopharmaceuticals Ltd. (the “Company”) is a biopharmaceutical company engaged in the acquisition, development and commercialization of therapeutics for the treatment of unmet medical needs, particularly neuropathic pain and hepatitis C. The Company was incorporated under the Israel Companies Ordinance on March 9, 1993. The Company is a development stage company in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises.”

In September 2005, the Company licensed from VivoQuest Inc. (“VivoQuest”), a United States (“US”) privately-held company, perpetual, exclusive, and worldwide rights to VivoQuest’s intellectual property and technology, covering a proprietary compound library, which includes VivoQuest’s lead hepatitis C compounds. In addition, the Company also acquired from VivoQuest certain assets.

The Company has a wholly-owned subsidiary in the US, XTL Biopharmaceuticals, Inc. (“Subsidiary”), which was incorporated in 1999 under the laws of the State of Delaware. Subsidiary is primarily engaged in development activities and business development. Subsidiary also has a wholly-owned subsidiary, XTL Development, Inc. (“XTL Development”), which was incorporated in 2007 under the laws of the State of Delaware and is engaged in development activities. See Note 4 in regards to XTL Development’s agreement with DOV Pharmaceutical, Inc. (“DOV”).

Through June 30, 2007, the Company has incurred losses in an aggregate amount of US $129.6 million. Such losses have resulted from the Company’s activities as a development stage company. It is expected that the Company will be able to finance its operations from its current reserves through 2007. Continuation of the Company’s current operations after utilizing its current cash reserves is dependent upon the generation of additional financial resources either through agreements for the commercialization of its product portfolio or through external financing. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has not generated any revenues from its planned principal operations and is dependent upon significant financing to provide the working capital necessary to execute its business plan. If the Company determines that it is necessary to seek additional funding, there can be no assurance that the Company will be able to obtain any such funding on terms that are acceptable to it, if at all.

The interim financial statements at June 30, 2007 (“the interim statements”) were drawn up in condensed form, in accordance with US generally accepted accounting principles (“GAAP”) for interim financial information. Thus, the accounting principles applied in preparation of the interim statements are consistent with those applied in the preparation of annual financial statements. Nevertheless, the interim statements do not include all the information and explanations required for annual financial statements. Certain comparative figures have been reclassified to conform to the current period presentation.

STOCK - BASED COMPENSATION

The Company accounts for equity instruments issued to employees and directors in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123R “Share - Based Payment” (“SFAS 123R”). SFAS 123R addresses the accounting for share-based payment transactions in which a company obtains employee services in exchange for (a) equity instruments of a company or (b) liabilities that are based on the fair value of a company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R requires instead that such transactions be accounted for using the grant-date fair value based method.

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value method prescribed by SFAS 123R, and the provisions of Emerging Issues Task Force Issue (“EITF”) No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services” (“EITF 96-18”).

The Company accounts for the transaction advisory fee in the form of stock appreciation rights (see Note 5) in accordance with the provisions of EITF 96-18 and by the provisions of EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock” (“EITF 00-19”).

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as they are incurred and consist primarily of salaries and related personnel costs, fees paid to consultants and other third-parties for clinical and laboratory development, license and milestone fees, and facilities-related and other expenses relating to the design, development, testing, and enhancement of product candidates.

In connection with the purchase of assets, amounts assigned to intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use are charged to in-process research and development costs at the purchase date.

REVENUE RECOGNITION

The Company recognizes the revenue from its licensing agreement with Cubist Pharmaceuticals, Inc. (“Cubist”) under the provisions of the EITF No. 00-21 “Revenue Arrangements with Multiple Deliverables” and Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition.” Under those pronouncements, companies are required to allocate revenues from multiple-element arrangements to the different elements based on sufficient objective and reliable evidence of fair value. Since the Company does not have the ability to determine the fair value of each unit of accounting, the agreement was accounted for as one unit of accounting, after failing the separation criteria, and the Company recognizes each payment on the abovementioned agreement ratably over the expected life of the arrangement. See also Note 6 - Subsequent Events.

INCOME TAXES

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the criteria for recognizing tax benefits related to uncertain tax positions under SFAS No. 109, “Accounting for Income Taxes,” and requires additional financial statement disclosure. In summary, FIN 48 prescribes a new recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The adoption of FIN 48 has had no impact on the Company’s consolidated results of operations and financial position, since the Company has had no uncertain tax positions that fall within FIN 48.

In addition, the Company’s practice will be to recognize interest and penalties related to tax contingencies as income tax expense. As of January 1, 2007, tax contingencies include an immaterial amount related to interest and penalties none of which related to the adoption of FIN 48.

The Company files income tax returns in Israel. The Company received tax assessments for the years up to and including the 1998 tax year. The Company’s tax returns until 2002 are considered final.

The Company and Subsidiary file income tax returns in the US federal jurisdiction and in various states. The Company files US income tax returns since it had a permanent establishment in the US, which began in 2005. For those returns, the statute of limitations has expired for years prior to 2003. Tax years 2003 through 2006 are subject to examination by the federal and state taxing authorities, respectively. There are no income tax examinations currently in process, and the Subsidiary has not been audited for tax purposes since incorporation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS IN THE UNITED STATES

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair value measurements have on earnings. SFAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company), and interim periods within those fiscal years. The Company is evaluating the potential impact of the new standard on its consolidated financial statements and disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company). The Company is evaluating the potential impact of the new standard on its consolidated financial statements and disclosures.

FUNCTIONAL CURRENCY

The currency of the primary economic environment in which the operations of the Company are conducted is the US dollar (“$” or “dollar”). Most of the Company's expenses and revenues are incurred in dollars. A significant part of the Company's capital expenditures and most of its external financing is in dollars. The Company holds most of its cash, cash equivalents and bank deposits in dollars. Thus, the functional currency of the Company is the dollar.

Since the dollar is the primary currency in the economic environment in which the Company operates, monetary accounts maintained in currencies other than the dollar (principally “cash and cash equivalents” and “accounts payable and accrued expenses”) are remeasured using the representative foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations (as “financial and other income - net”) and have not been material to date. At June 30, 2007, the exchange rate of one dollar was New Israeli Shekel (“NIS”) 4.249 (NIS 4.225 at December 31, 2006 and NIS 4.44 at June 30, 2006).

Note 2 - Shareholders’ Equity

On April 26, 2007, the Company’s board of directors granted options to its employees and consultants to purchase a total of 500,000 ordinary shares at an exercise price equal to $0.374 per share (a price equal to the closing price of the Company’s American Depositary Receipts (“ADRs”), representing American Depositary Shares (“ADSs”), on the grant date, divided by ten). These options are exercisable for a period of ten years from the date of issuance, and granted under the Company’s 2001 Share Option Plan. The options vest annually over a period of one to four years.

Note 3 - Property and Equipment

The Company leased an aggregate of approximately 1,776 square meters of office and laboratory facilities in Rehovot, Israel, pursuant to a lease agreement that was set to expire in April 2007. On February 28, 2007, the Company exercised an option to renew the lease and to downsize the facilities to 414 square meters of office space; the renewed lease expires in April 2008, with an option to extend for an additional year through April 2009.

Subsequent to renewing the lease, the Company determined to dispose of certain unused assets (primarily lab equipment). Under the provisions of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), the Company’s management reviewed the carrying value of certain property and equipment (primarily laboratory equipment), and recorded an impairment charge in an amount of $95,000 for the six months ended June 30, 2007.

As of June 30, 2007, the Company's unused assets (primarily lab equipment) which are held-for-sale were classified as current assets at their net book value of $35,000. The Company expects to dispose of these assets during the remainder of 2007.

Note 4 - License Agreement with DOV Pharmaceutical, Inc.

In January 2007, XTL Development signed an agreement with DOV to in-license the worldwide rights for Bicifadine, a serotonin and norepinephrine reuptake inhibitor (SNRI) (the “DOV Transaction”). XTL Development intends to develop Bicifadine for the treatment of neuropathic pain - a chronic condition resulting from damage to peripheral nerves.

In accordance with the terms of the license agreement, XTL Development made an initial up-front payment of $7.5 million in cash, which was expensed in “Research Development Costs” in the Company’s consolidated statements of operations for the six month period ended June 30, 2007. In addition, XTL Development will make milestone payments of up to $126.5 million, in cash and/or ordinary shares of the Company over the life of the license, of which up to $115 million will be due upon or after regulatory approval of the product. XTL Development is also obligated to pay royalties to DOV on net sales of Bicifadine.

Note 5 - Transaction Advisory Fee Structured in the Form of Stock Appreciation Rights

In January 2007, XTL Development committed to pay a transaction advisory fee to third party intermediaries in regards to the DOV Transaction. The transaction advisory fee was structured in the form of stock appreciation rights (“SARs”) in the amount equivalent to (i) 3% of the Company's fully diluted ordinary shares at the close of the transaction (representing 8,299,723 ordinary shares), vesting one year after the close of the transaction, and (ii) 7% of the Company's fully diluted ordinary shares at the close of the transaction (representing 19,366,019 ordinary shares), vesting following successful Phase III clinical trial results or the acquisition of the Company. Payment of the SARs by XTL Development can be satisfied, at the Company’s discretion, in cash and/or by issuance of the Company’s registered ordinary shares. Upon the exercise of a SAR, the amount paid by the Company will be an amount equal to the amount by which the fair market value of one ordinary share of the Company on the exercise date exceeds the $0.34 grant price for such SAR (fair market value equals (i) the greater of the closing price of an ADR on the exercise date or (ii) the preceding five day ADR closing price average, divided by ten). The SARs expire on January 15, 2017. In the event of the termination of the license agreement under the DOV Transaction, any unvested SARs shall expire. In accordance with EITF 96-18 and EITF 00-19, the Company records SAR compensation expense which is included in Business Development Costs based on the fair value of the SAR at the reporting date, and the liability has been recorded as “other current liabilities” on its Consolidated Balance Sheet. The SAR compensation will be revalued, based on the then current fair value, at each subsequent reporting date, until payment of the stock appreciation rights have been satisfied.

Note 6 - Subsequent Events

On July 19, 2007, Cubist terminated the HepeX-B license agreement with the Company. As a result, during the subsequent reporting period, the Company will write-off the deferred gain of $597,000 and record license revenues of $680,000 and cost of revenues of $83,000.

In July 2007, the Company entered into an agreement with a clinical research organization regarding its planned Phase IIb study for Bicifadine in diabetic neuropathic pain.

On August 14, 2007, the Company’s Board of Directors, convened a shareholders meeting for September 25, 2007 in order for shareholders to approve that: (i) the registered share capital of the Company be increased from 300,000,000 Ordinary Shares to 500,000,000 Ordinary Shares, NIS 0.02 nominal value each, and (ii) the listing of the Company’s Ordinary Shares on the Official List of the United Kingdom Listing Authority be cancelled.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 23, 2007	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer